

August 20, 2010

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital New York Recovery REIT, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed August 6, 2010**
> **File No. 333-163069**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

AMENDMENT NO. 6 TO REGISTRATION STATEMENT ON FORM S-11

General

1. We note your response to comment 4 in our letter dated July 21, 2010 and the revisions made to the risk factors listed on your cover page and the summary risk factors on pages 6 –7. Please note that, as a general rule, risk factor disclosure should not contain mitigating language. Therefore, please revise the risk factor regarding your blind pool status to remove the mitigating language that "[a]lthough we currently own one property and have identified one additional property to acquire . . . ." Furthermore, please also revise the mitigating language in the sixth risk factor on your cover page that states, "[a]lthough we expect to maintain a target level of leverage . . . ."

Risk Factors, page 23

2. We note your disclosure on page 121 that there are nine leases scheduled to expire in
    2011 at your only property, which represents 39.1% of the total annual rent for that
    property.   Please revise to include a risk factor that addresses the risk to your
    business should you be unable to successfully renegotiate lease renewals. Please
    discuss in more detail the potential risk of failing to secure beneficial lease renewals
    with your tenants.

Description of Real Estate Investments, page 120

3. We note your response to comment 7 in our letter dated July 21, 2010. Please
    explain why occupancy and average effective annual rental per square foot data is
    unavailable for your interior design building property prior to 2007 in the footnote to
    the table on page 121.

4. We note your response to comment 8 in our letter dated July 21, 2010, which
    indicates that you do not believe the acquisition of the 36 West 34th Street property is
    probable as of the date of this prospectus. In light of this fact, please explain to us
    why you believe it is appropriate to include detailed information about this property,
    such as occupancy and rental data, in your prospectus or revise to remove this
    disclosure.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 125

5. We note your disclosure on page 128 about the use of modified FFO, or MFFO, as a
    measurement for your business. Please tell us in more detail why you believe that
    MFFO is an appropriate measurement when assessing your operating performance.

Prior Performance Summary, page 129

6. We note you response to comment 9 in our letter dated July 21, 2010. Please explain
    in more detail to us why you believe there have been no adverse business
    developments or conditions experienced by any program or non-program, including
    how you considered the lack of payments made to investors or revise your disclosure
    as applicable.

Financial Statements, page F-1

7. Please update your financial statements and other financial information throughout
    the prospectus, including pro forma information, through the period ended June 30,
    2010 and provide all applicable comparative periods. Refer to Rule 3-12 of
    Regulation S-X.

REVISED SALES LITERATURE SUBMITTED AUGUST 9, 2010

Presentation

8. We note your response to comment 13 in our letter dated July 21, 2010. It appears that the risk factors in the presentation do not coincide with the summary risk factors contained in latest amendment to your registration statement. Please revise or advise.

Website – Risk Factors

9. The risk factors contained in your website are difficult to read due to the size of the font. Please revise to enlarge the font size of the risk factors.

Hard Card

10. We note your reference to you share repurchase plan. Please revise to include the following disclosure with respect to your share repurchase plan:

   ▪ During any 12-month period, you will no repurchase in excess of 5% of number of shares of common stock outstanding as of December 31st of the previous year; and

   ▪ You will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from your distribution reinvestment plan in that same quarter.

11. Please revise your risk factors so that they are consistent with the summary risk factors contained in your prospectus.

SALES LITERATURE SUBMITTED AUGUST 9, 2010

Property Snapshot Template

12. Please revise the risk factors so that they are consistent with the summary risk factors contained in your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900